Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 15, 2017

Registration Statement No. 333-194712

Registration Statement No. 333-206588

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 14, 2017 to (i) the prospectus dated July 10, 2014 relating to Registration Statement No. 333-194712 (the “Primary Registration Statement”) and the shares of common stock of Seacoast Banking Corporation of Florida (the “issuer”) to be sold by the issuer and (ii) the prospectus dated September 29, 2015 relating to Registration Statement No. 333-206588 (the “Secondary Registration Statement” and, together with the Primary Registration Statement, the “Registration Statements”) and the shares of common stock of the issuer to be sold by CapGen Capital Group III LP (the “selling stockholder”). The Primary Registration Statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/730708/000114420415056132/v420628_s3a.htm, and the Secondary Registration Statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/730708/000114420415056132/v420628_s3a.htm

Seacoast Banking Corporation of Florida

7,750,000 Shares of Common Stock

Issuer:	Seacoast Banking Corporation of Florida

NASDAQ GS Symbol:	SBCF

Total shares offered by the issuer:	2,702,500 shares

Firm shares:	2,350,000 shares

Option shares:	Up to 352,500 shares

Total shares offered by the selling stockholder:	6,210,000 shares

Firm shares:	5,400,000 shares

Option shares:	Up to 810,000 shares

Price to public:	$22.25 per share

Net proceeds to the issuer, before expenses:	Approximately $49.4 million (or approximately $56.8 million if the underwriters exercise their option to purchase additional shares in full)

Net proceeds to the selling stockholder, before expenses:	Approximately $113.5 million (or approximately $130.6 million if the underwriters exercise their option to purchase additional shares in full)

Pricing date:	February 15, 2017

Closing date:	February 21, 2017

CUSIP No.:	811707801

Joint Bookrunning Managers:	Guggenheim Securities, LLC Sandler O’Neill & Partners, L.P.

Lead Manager:	Raymond James & Associates, Inc.

Certain of our directors have agreed to purchase an aggregate of approximately $1.0 million in shares of our common stock in this offering at the public offering price set forth above.

The issuer has filed a preliminary prospectus supplement to the Primary Registration Statement (including a prospectus) and the Secondary Registration Statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, and each such Registration Statement has been declared effective. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a copy of these documents from Guggenheim Securities, LLC at Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by email at GSEquityProspectusDelivery@guggenheimpartners.com, or by phone at 212-518-9658; or from Sandler O’Neill & Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, New York 10020, Attn: Syndicate Operations, or by phone at 1-866-805-4128.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.